EXHIBIT 99

TXU US HOLDINGS COMPANY AND SUBSIDIARIES

CONDENSED STATEMENT OF CONSOLIDATED INCOME

(Unaudited)

Twelve Months Ended June 30, 2005
(millions of dollars)
Operating revenues	$9,393

Costs and expenses:
Cost of energy sold and delivery fees	3,579
Operating costs	1,404
Depreciation and amortization	751
Selling, general and administrative expenses	794
Franchise and revenue-based taxes	360
Other income	(156)
Other deductions	384
Interest income	(62)
Interest expense and related charges	594

Total costs and expenses	7,648

Income from continuing operations before income taxes, extraordinary gain and cumulative effect of change in accounting principle	1,745

Income tax expense	560

Income from continuing operations before extraordinary gain and cumulative effect of change in accounting principle	1,185

Loss from discontinued operations, net of tax benefit	(7)

Cumulative effect of change in accounting principle, net of tax effect	6

Net income	1,184

Preferred stock dividends	2

Net income available for common stock	$1,182